                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of November, 2002




              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
             (Exact name of Registrant as specified in its charter)


                    IRSA INVESTMENTS AND REPRESENTATIONS INC.
                 (Translation of registrant's name into English)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                                   BOLIVAR 108
                                   (C1066AAB)
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                           Form 20-F [X] Form 40-F [ ]




           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.


                                 Yes [ ] No [X]

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                 (THE "COMPANY")

                               REPORT ON FORM 6-K

         Attached is an English translation of summaries of a bondholders' meeting held on October 31, 2002 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comision Nacional de Valores.

   SUMMARY OF THE GENERAL AND UNANIMOUS BONDHOLDERS MEETING OF IRSA SERIES 02 FLOATING RATE NOTES DUE 2002 IN A PRINCIPAL AMOUNT OF U$S 40,758,612 HELD ON
                    OCTOBER 31, 2002 (THE "SERIES 02 NOTES")


FIRST POINT:

It was unanimously approved by Banca Nazionale del Lavoro ("BNL") and HSBC Bank Argentina S.A. ("HSBC") the designation of the representatives of the bondholders BNL and HSBC to approve and sign the minute of the meeting.-

SECOND POINT:

It was unanimously approved:
1) to extend the maturity of the principal of the Series 02 Notes due on October 31, 2002, until November 14, 2002.
2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the extension of the maturity of the principal until November 14, 2002.

THIRD POINT:


It was unanimously approved:

1) to extend the maturity of the Interest Period beginning on October 15, 2002 and ending on October 31, 2002, until November 14, 2002 and the capitalization of such interest corresponding to the Series 02 Notes. Therefore, the principal amount of the Series 02 Notes will be US $40,973,014.

2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the capitalization of the interest corresponding to the Interest Period beginning on October 15 and ending on October 31, 2002 and the extension of the maturity until November 14, 2002.


FOURTH POINT:


It was unanimously approved:

1) the amendment of the Interest Rate applicable to the Series 02 Notes for the Interest Period beginning on October 31, 2002 and ending on November 14, 2002, establishing an annual fix interest rate of 12%.

2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the Interest Rate applicable to the Interest Period beginning on October 31, 2002 and ending on November 14, 2002, establishing an annual fix interest rate of 12%.

                                   SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.


                       IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA


                       By:
                           -----------------------------------------------------
                           Name: Saul Zang
                           Title: Second Vice Chairman of the Board of Directors





Dated: November 5, 2002